Exhibit 99.1
CRESCO LABS INC.

NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO:	Baker Tilly US, LLP

AND TO:	Marcum LLP

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité Des Marchés Financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
Superintendent of Securities (Newfoundland and Labrador)

RE: Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Notice is hereby given of a change of the auditor of Cresco Labs Inc. (the “Corporation”) pursuant to section 4.11 of NI 51-102. Take notice that:

(a)Marcum LLP (“Marcum”) was terminated as auditor of the Corporation effective June 9, 2025 (“End Date”), and Baker Tilly US, LLP (“Baker Tilly”) has been appointed as successor auditor effective June 12, 2025;

(b)the termination of Marcum and the appointment of Baker Tilly as the Corporation’s auditor, have been recommended and approved by the Corporation’s audit committee and board of directors, respectively;

(c)there were no modified opinions expressed in Marcum’s reports on any of the financial statements of the Corporation which it audited, namely the year ending December 31, 2024, or during the subsequent interim period through and including the End Date;

(d)there are no reportable events (as defined in section 4.11 of NI 51-102); and,

(e)the Corporation has requested that Marcum and Baker Tilly each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED this 12th day of June, 2025.

CRESCO LABS INC.
“Charles Bachtell”

Charles Bachtell
Chief Executive Officer